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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                            SEC File Number: 0-28868

                           NOTIFICATION OF LATE FILING

(Check One) X Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR
           ---         ---         ---         ---         ---

                 For Period Ended: March 31, 1999

   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
                                          ----------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:              Leading Edge Packaging, Inc.
                        --------------------------------------------------------

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Former Name if Applicable

Address of Principal Executive Office (Street and Number): Empire State Building, 350 Fifth Avenue, Suite 3922
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City, State and Zip Code:      New York, NY 10118
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                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
    [ X ] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by
                 Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

         The Company was unable to complete the audit of its financial statements for the fiscal year ended March 31, 1999 in sufficient time to timely file its Annual Report on Form 10-K. The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete the filing of its 10-K in as expeditious a manner as possible in light of the circumstances described above. The Company, therefore, requests an extension within which to file its Form 10-K for the year ended March 31, 1999 of fifteen calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.
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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Casey K. Tjang                                      (732)225-6868
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         (Name)                                   (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no
    identify report(s). X  Yes    No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     X Yes   No
    ---   ---

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         LEADING EDGE PACKAGING, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 29, 1999                  By: /s/ Casey K. Tjang
                                         ---------------------------------------
                                         Casey K. Tjang, President and Chief
                                         Financial Officer (Principal Accounting
                                         Officer)




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                                   ATTACHMENT

Question (3) of Item IV:

         The Company's operating results and assets for the fiscal year ended March 31, 1999 have significantly declined over the prior fiscal year due to the liquidation of subsidiaries which it acquired in its share exchange with Chung Hwa Developments Limited as well as from significant losses for the second half of the year due to a sudden disruption of production at, and delivery of merchandise from, the Company's China joint venture, during the 1998 holiday season. The Company has established a new production facility in China and has resumed production of its products at that facility.